100 S. Fourth Street, Suite 1000, St. Louis, MO, 63102    314.889.8000

April 3, 2015

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	LMI Aerospace, Inc.

Registration Statement on Form S-4 (File No. 333-202831)

Dear Mr. Dobbie:

On behalf of LMI Aerospace, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter to Daniel G. Korte, President and Chief Executive Officer of the Company, with respect to the filing referenced above.

With this letter, on behalf of the Company, we hereby submit to the Commission Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-4 (Registration No. 333-202831) (the “Registration Statement”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1. Comment: We note that you are registering the exchange of 7.375% Second-Priority Senior Secured Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently herewith, the Company is providing the requested supplemental letter as Annex I stating that it is registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Signatures, page II-21

2. Comment: Please revise the second half of the signature block on page II-21 to indicate, if true, that Daniel G. Korte is signing in his personal capacity as the principal executive officer, principal financial officer, either the principal accounting officer or the controller, and the sole director for LMI Kitting LLC. If he is not, please have the individuals performing such functions sign in their capacities as such.

Response: The Company has revised the signature block on page II-21 in the Registration Statement to comply with the Staff’s comment.

* * * * * * * * * *

Please do not hesitate to contact the undersigned at (314) 622-6636 with any further questions or comments.

Very truly yours,

/s/ Ruben K. Chuquimia

Ruben K. Chuquimia

Enclosures

cc:	Mr. Clifford C. Stebe, Jr., Chief Financial Officer

Annex I

April 3, 2015

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	LMI Aerospace, Inc.

Registration Statement on Form S-4 (File No. 333-202831)

Dear Mr. Dobbie:

LMI Aerospace, Inc. (the “Issuer”) and the subsidiaries listed on Schedule A hereto (together with the Issuer, the “Registrants”) are providing this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the Registrants’ proposed offer to exchange (the “Exchange Offer”) $245,000,000 aggregate principal amount of its 7.375% Second-Priority Senior Secured Notes due 2019 and related Guarantees (the “Exchange Notes”) for any and all of the Issuer’s outstanding 7.375% Second-Priority Senior Secured Notes due 2019 and related Guarantees, issued on June 19, 2014 (the “Original Notes”). The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993 (the “Shearman Letter”), and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Pursuant to Rule 14e-1(a) of the Securities Exchange Act of 1934, the Exchange Offer will be open for at least 20 full business days and the Exchange Offer’s expiration date will be included in the final prospectus disseminated to security holders and filed according to Rule 424. The Registrants represent the following:

Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman Letter) in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Registrants further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.

The Registrants will include in the letter of transmittal or similar documents to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact the undersigned at 636-946-6525 with any questions you may have regarding the Registration Statement.

Very truly yours,

/s/ Clifford C. Stebe, Jr.

Clifford C. Stebe, Jr.

Enclosures

cc:	Ruben K. Chuquimia, Esq.

Polsinelli PC

Schedule A

Exact Name of Additional Registrants	Jurisdiction
D3 Technologies, Inc.	California

Integrated Technologies, Inc.	Washington

Leonard’s Metal, Inc.	Missouri

LMI Kitting, LLC	Delaware

LMI Finishing, Inc. (LMI Tulsa)	Missouri

Ozark Mountain Technologies, LLC	Delaware

Precise Machine Co.	Missouri

TASS, Inc.	Washington

TASS Asia Pacific PTY LTD	Australia

TASS-EU Limited	United Kingdom

Tempco Engineering, Inc.	Missouri

Valent Aerostructures, LLC	Delaware

Valent Aerostructures – Lenexa, LLC	Kansas

Valent Aerostructures – St. Louis, Inc.	Missouri

Valent Aerostructures – Tulsa, LLC	Delaware

Valent Aerostructures – Wichita, LLC	Delaware

Valent Aerostructures – Washington, LLC	Delaware

Versaform Corp.	California